UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
ALLEGRO BIODIESEL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

252532106
(CUSIP Number)

May 23, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 291,806[1]

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 291,806[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 291,806[1]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule does not include the shares of common stock issuable upon exercise of the warrants or conversion of the Series A Preferred Stock.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 273,140[1]

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 273,140[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 273,140[1]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule does not include the shares of common stock issuable upon exercise of the warrants or conversion of the Series A Preferred Stock.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,256,962[1]

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,256,962[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,256,962[1]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule does not include the shares of common stock issuable upon exercise of the warrants or conversion of the Series A Preferred Stock.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,969,784[1]

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,969,784[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,969,784[1]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1) The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule does not include the shares of common stock issuable upon exercise of the warrants or conversion of the Series A Preferred Stock to the extent that such exercise or conversion would cause M.A.G. Capital, LLC to beneficially own more than 9.99%.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mercator Focus Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 13,576[1]

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 13,576[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 13,576[1]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule does not include the shares of common stock issuable upon exercise of the warrants or conversion of the Series A Preferred Stock.

CUSIP NO. 252532106

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,969,784[1]

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,969,784[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,969,784[1]

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The terms of the warrants and Series A Preferred Stock do not permit the holder to exercise the warrant or to convert the Series A Preferred Stock if it would cause any of Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Focus Fund, L.P., Monarch Pointe Fund, Ltd., or M.A.G. Capital, LLC to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Accordingly, this Schedule does not include the shares of common stock issuable upon exercise of the warrants or conversion of the Series A Preferred Stock to the extent that such exercise or conversion would cause M.A.G. Capital, LLC to beneficially own more than 9.99%.

Item 1(a). Name of Issuer.

The name of the issuer is Allegro Biodiesel Corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 6033 West Century Blvd., Suite 850, Los Angeles, California 90045.

Item 2(a). Name of Person Filing.

This statement is filed by Mercator Momentum Fund, L.P. (“Momentum Fund”), Mercator Momentum Fund III, L.P. (“Momentum Fund III”), Mercator Focus Fund, L.P. (“Focus Fund,” together with Momentum Fund and Momentum Fund III, the “Funds”), Monarch Pointe Fund, Ltd. (“MPF”), M.A.G. Capital, LLC (“MAG”) and David F. Firestone (“Firestone”). This statement relates to the securities directly owned by the Funds, MPF and MAG. MAG is the general partner of each of the Funds and controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over the Funds and MPF, Firestone and MAG are deemed to beneficially own the securities of the Funds and MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071.

The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayer Street Lower, Dublin 1, Republic of Ireland.

Item 2(c). Citizenship.

Each of the Funds is a California limited partnership. MAG is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands. Firestone is a United States citizen.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 252532106.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

Items 5-11 of each Reporting Person’s respective cover page is incorporated herein by this reference. The percentage of class of securities in row 11 of the cover page is based on the assumption that the Issuer had 19,581,555 shares of Common Stock outstanding, which is the sum of the 18,656,555 shares of Common Stock reported as outstanding in the Issuer’s Form SB-2 filed on May 16, 2007 and the 925,000 shares of Common Stock issued to the Funds upon conversion of the shares of Series B Preferred Stock pursuant to a conversion notice sent to the Issuer on May 23, 2007. Each share of Series B Preferred Stock was converted into 100 shares of Common Stock, determined by dividing $100.00 by the conversion price, $1.00.

Momentum Fund owns 1,160,000 shares of Series A Preferred Stock (“Series A Shares”) and warrants to purchase up to 707,318 shares of Common Stock and 291,806 shares of Common Stock.

Momentum Fund III owns 2,240,000 Series A Shares and warrants to purchase up to 1,365,854 shares of Common Stock, and 273,140 shares of Common Stock.

Focus Fund owns warrants to purchase up to 1,985 shares of Common Stock and 13,576 shares of Common Stock.

MPF owns 7,260,000 Series A Shares and warrants to purchase up to 4,426,828 shares of Common Stock and 1,256,962 shares of Common Stock.

Neither MAG nor Firestone directly owns any securities of Issuer.

The documentation governing the terms of the Series A Shares contains provisions that limit the conversion of such shares. The Series A Preferred Stock is subject to the limitation that the Reporting Persons do not at any time beneficially own more than 9.99% of the Issuer's then outstanding Common Stock if a Reporting Person elects to convert, as determined under Section 13(d) of the Securities Exchange Act of 1934. Additionally, the conversion of the Series A Shares is subject to the approval of the Issuer's shareholders.

The warrants are exercisable subject to the limitation that the Reporting Persons do not at any time beneficially own more than 9.99% of the Issuer's then outstanding Common Stock if a Reporting Person elects to convert, as determined under Section 13(d) of the Securities Exchange Act of 1934.

Item 5. Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2007	MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC, its general partner

	By:	/s/ Harry Aharonian
Harry Aharonian, Portfolio Manager

Dated: May 31, 2007	MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC, its general partner

	By:	/s/ Harry Aharonian
Harry Aharonian, Portfolio Manager

Dated: May 31, 2007	MERCATOR FOCUS FUND, L.P.

By: M.A.G. CAPITAL, LLC, its general partner

	By:	/s/ Harry Aharonian
Harry Aharonian, Portfolio Manager

Dated: May 31, 2007	MONARCH POINTE FUND, LTD.

	By:	/s/ Harry Aharonian
Harry Aharonian, Director

Dated: May 31, 2007	M.A.G. CAPITAL, LLC

	By:	/s/ Harry Aharonian
Harry Aharonian, Portfolio Manager

Dated: May 31, 2007

/s/ David F. Firestone
David F. Firestone

EXHIBIT A
AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: May 31, 2007

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

MERCATOR MOMENTUM FUND, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager	MERCATOR MOMENTUM FUND III, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
MERCATOR FOCUS FUND, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager	MONARCH POINTE FUND, LTD. By:/s/ Harry Aharonian Harry Aharonian, Director
M.A.G. CAPITAL, LLC By:/s/ Harry Aharonian Harry Aharonian, Portfolio Manager	/s/ David F. Firestone David F. Firestone